December 8, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy MacNamara

Re:	Hyperion DeFi, Inc. (the “Company”)
Registration Statement Filed on Form S-3 (the “Registration Statement”)
File No. 333-291570

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 8:00 a.m., Eastern Time, on December 9, 2025, or as soon as practicable thereafter.

Please contact Megan Gates of Covington & Burling LLP at (617) 785-4653 or mgates@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Gates by telephone when this request for acceleration has been granted.

Respectfully,

Hyperion DeFi, Inc.

By:	/s/ Hyunsu Jung
Name:	Hyunsu Jung
Title:	Interim Chief Executive Officer

cc: Megan Gates, Covington & Burling LLP